December 26, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re: SEATech Ventures Corp.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed on March 30, 2023

File No. 333-230479

To the men and women of the SEC:

On behalf of SEATech Ventures Corp. (“SEATech”,”our”, “we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated December 14, 2023 addressed to Mr Tan Hock Chye, the Company’s Chief Financial Officer, with respect to the Company’s filing of its Form 10-K for Fiscal Year Ended December 31, 2022, on March 31, 2023.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form 10-K Filed March 31, 2023

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9A, Controls and Procedures

Disclosures Control and Procedures, page 19

1.	Please address the following:

a.	We note you provided the management’s assessment on your internal control over financial reporting. However, the management’s conclusion as to the effectiveness of your disclosure controls and procedures was omitted from the filing. Please amend to include the missing disclosure. Refer to Item 307 of Regulation S-K.

b.	Revise to identify the specific COSO framework used for your assessment of the effectiveness of the internal control over financial reporting, i.e., the 1992 Framework or the updated 2013 Framework

Company Response:

Our response to the above comments as below:

a.	The management’s conclusion is on Page. 20 instead of Page 19, and reproduced as below:-

“Based on such evaluation, the Company’s management concluded that, during the period covered by this Report, internal controls and procedure over were not effective. This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.”

b.	The company’s assessment of the effectiveness of the Internal control over Financial Reporting is based on COSO Internal Control – Integrated Framework (ICIF-2013). Our response has been added to the corresponding page 20 & 21.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

2.	Please revise to present basic and diluted net loss per share amounts rounded to the nearest cent (i.e., only two decimal points), in order not to imply a greater degree of precision than exists.

Company Response:

Our response to the above comment has been added to the page F-4

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 26, 2023
/s/ Tan Hock Chye
Tan Hock Chye
Chief Financial Officer